June 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten

Re:	Kaleyra, Inc.
Registration Statement on Form S-1
Filed June 8, 2020
File No. 333-239001

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Kaleyra, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Wednesday, June 24, 2020 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: June 18, 2020 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 480 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

OPPENHEIMER & CO. INC.

NOMURA SECURITIES INTERNATIONAL, INC.

As Representatives of the Underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name: Peter Bennett
Title: Managing Director

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Bryan P. Finkel
Name: Bryan P. Finkel
Title: Managing Director

[Signature Page to Acceleration Request]